VIA EDGAR

December 21, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                             USANA Health Sciences, Inc.

Form 10-K for the Fiscal Year Ended January 3, 2015

Filed March 17, 2015

File No. 000-21116

Dear Mr. Rosenberg:

On behalf of USANA Health Sciences, Inc. (the “Company” or “USANA”), I am writing to respond to a follow up question by Mr. Rolf Sundwall of the Securities and Exchange Commission (the “Commission”) during a telephone conversation with Josh Foukas and Travis Nordgren of the Company on December 18, 2015.  This follow up question related to our response filed on November 10, 2015, to your letter dated October 23, 2015, which set forth a comment of the staff (the “Staff”) of the Commission with respect to the Company’s Form 10-K for the fiscal year ended January 3, 2015 (the “2014 Form 10-K”). For your convenience, the full text of the Staff’s follow up question is set forth below in bold type, and the Company’s response contained within the comment directly follows the applicable text in regular type.

Our additional question as discussed is, please tell us how you determined the estimate to defer two-thirds of the discount and how you considered the guidance in ASC 985-605-55-192 in making that determination.

USANA’s Response:

The Company determined the estimate to defer two-thirds of the discount based on our understanding of the overall population and utilization of the reward program.  The guidance in ASC 985-605-55-192 provides an example where the dollar amount of a significant incremental discount is known, but the future products to which the discount is to be applied is not specified.  According to the guidance, in this scenario the discount should be allocated proportionately to the elements in the arrangement assuming that the customer will purchase the minimum amount necessary to utilize the maximum discount.

The Company has two types of customers and, based on the type of customer, there are various scenarios in which the amount of the discount allocated to the Initial Order (IO) and recorded as deferred revenue could range from approximately 50% to 90% based on the example in ASC 985-605-55-192.  For instance, the Company has customers designated as “Associates” who have the right to resell products and earn compensation under the Company’s Associate Compensation Plan (the “Compensation Plan”).  Associates must achieve certain minimum sales volume requirements to participate in the Compensation Plan and these sales volume requirements affect the potential allocations of the IO discount.  The Company also has customers designated as “Preferred Customers” who are product consumers only and do not have the right to resell products or participate in the Compensation Plan.  Consequently, there are no sales volume requirements for Preferred Customers. Our mix of sales has historically been approximately 90% to Associates and 10% to Preferred Customers.

Considering (i) the range of potential allocations of the discount to the IO (50% to 90% depending on customer type), and (ii) the Company’s historical mix of sales to the different customer types, we developed an accounting estimate methodology as a practical method of applying the referenced guidance (due to the immateriality of our revenue streams which are subject to the IO program and high volume of low dollar transactions) where approximately two-thirds of the IO discount is recorded as deferred revenue upon recognition of the IO, which we believe is representative of the overall population and utilization of the program.

The minimum discount of 50% was determined based on the provisions of our IO program and is illustrated by the following example of a new Associate who is required to achieve at least 200 sales volume points on their initial order and 100 sales volume points on each subsequent monthly order to qualify to earn compensation under the Compensation Plan.  In this example, the new Associate would submit a qualifying IO of approximately $200 and would then need to have subsequent auto-orders of at least $100 each to remain qualified to earn compensation under the Compensation Plan.  A potential IO discount of $20 would be available to the Associate (the 10% IO discount), and $10 would be applied to each of the two subsequent auto-order’s.  In this example, the overall discount in the arrangement would be 5% ($20 / $400 (200 + 100 + 100)).  Allocating the IO discount proportionately would result in $10 (50%) being recorded as deferred revenue upon recognition of the IO.  This example assumes that only minimum sales volume amounts for both the IO and the subsequent auto-orders are completed by the Associate and represents the low end of the range of 50% noted above.  If the IO were to exceed the minimum amount noted above (which happens), according to the guidance, we would still need to assume the minimum amount for the subsequent auto-order’s, which would result in a higher percentage of the discount being recorded as deferred revenue upon recognition of the IO up to a maximum amount of approximately 90%, which is the same as a scenario where there are no sales volume requirements (i.e., the minimum order amount necessary to utilize the maximum discount is equal to the amount of the IO discount applicable to each auto-order).

Notwithstanding the above discussion on sales volume requirements for Associates, if the amount of the discount allocated to all IO’s was 90%, our deferred revenue related to these transactions would have increased by approximately $600,000 as of January 3, 2015.  This represents 0.08% of our net sales and 0.52% of our earnings before income taxes for the year ended January 3, 2015, which is immaterial in our judgment.  However, applying 90% to all of the revenue transactions subject to this program would not be in accordance with ASC 985-605-55-192, because it fails to appropriately consider minimum sales volume requirements.  As indicated previously, we believe the deferral of two-thirds of the IO discount is representative of the overall population and utilization of the program.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Staff’s comment and questions. Please advise us at your earliest convenience if you have any questions or require additional information. Please direct any questions to the undersigned at (801) 954-7745. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Paul A. Jones
Paul A. Jones
Chief Financial Officer

cc:                                Rolf Sundwall, Staff Accountant, Securities and Exchange Commission

Lisa Vanjoske, Assistant Chief Accountant, Securities and Exchange Commission